Exhibit 99.5

Perdigão S.A., PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.

PERDIGAO’S OPERATING PERFORMANCE IMPROVES IN THE SECOND QUARTER

Export volume grows 20.5% in the period

Perdigão ended the second quarter reporting gross sales of R$ 1.5 billion, 7.7% more than for the same period in 2004, a reflection of increased sales volume in both domestic and export markets. This, together with a reduction in costs and an improvement in productivity, resulted in an EBITDA of R$ 166.9 million, representing a margin of 12.7%, above the historical average for the company. In spite of the unfavorable scenario created by the appreciation of Real in relation to the dollar, this operating efficiency also allowed the company to improve its margins in relation to the first quarter.

Exports reported an increase of 20.5% in volume in the second quarter compared with the same period in 2004. This performance is a consequence of the company’s aggressive project for internationalizing its business, introduced more than three years ago, allowing — among other initiatives — for the constant upgrading of selling channels in traditional markets and the entry into new ones.

 “Export performance has been particularly positive, bearing in mind the exceptional results achieved in the second quarter of last year and set against an average appreciation in the exchange rate of 20.6% in the 2Q 2005 in relation to 2Q 2004”, the company’s CFO, Wang Wei Chang explains. Exports amounted to 57.3% of the R$ 1.3 billion in net sales.

In the domestic market, sales surpassed levels registered in the same period last year, recording a growth of 8.8% in volume and 12% in revenue. Domestic sales reached R$ 731.6 million, equivalent to 134,691 tons of products.

Net income amounted to R$ 83.5 million, 7.9% less than the same period in 2004, due to the sharp appreciation in the Real against the dollar, which restricted export growth in terms of Reais.

Investments totaled R$ 55.4 million, 186% more than in the second quarter of last year. Resources were used for expanding installed capacity, the conclusion of work on the major Distribution Centers of Videira (SC) and Marau (RS).

During the quarter, Perdigão acquired 100% of the capital of Abatedouro Mary Loize Indústria de Alimentos Ltda. and Mary Loize Indústria e

Comércio de Rações Ltda., both located in Nova Mutum, in the state of Mato Grosso. The company has introduced a number of technical improvements in the unit’s industrial area, transforming it into a certified exporter. Perdigão’s arrival in Mato Grosso represents a pioneer step into a new agricultural frontier for the company.

In July the company inaugurated its Shared Services Center in Itajaí (SC), which centralize important administrative services previously dispersed in various regions of the country. The Center, which represents an investment of about R$ 20 million, concentrates some corporate areas such as Finance, Controller’s Office, Human Resources, Information Technology, Supply and Sales Support.

HIGHLIGHTS OF THE QUARTER

R$ million

	2nd quarter 2005	2nd quarter 2004	% Change
Gross Sales	1,483.2	1,377.6	7.7
Domestic Market	731.6	653.0	12.0
Exports	751.6	724.5	3.7
Net Sales	1,311.6	1,219.7	7.5
Gross Profit	368.6	354.9	3.9
EBIT	141.2	153.5	(8.0)
Net Income	83.5	90.7	(7.9)
EBITDA	166.9	178.7	(6.6)
Investments	55.4	19.6	186.0

EXPORTS

While export volume reported a good performance, revenues posted a growth of only 3.7% due to the appreciation of the Real against the dollar. However, sales of higher value-added products jumped 77.4% in volume when compared to the second quarter of 2004, with sales revenue 12.5% higher. Average dollar prices increased 5% but declined by 14% in Reais.

Europe was the company’s main overseas market, representing 28.6% of net export revenues in the quarter. The Far East ranked as the second most important market (26.4%), followed by Eurasia (21.5%) and the Middle East (18%).

DOMESTIC MARKET

Sales of higher value-added products performed very satisfactorily in the second quarter, with an increase of 13.3% in revenue and 7.3% in volume. This growth was driven by demand for frozen and specialty meats, as well as the pasta and pizza lines, demand for which increases during period when temperatures are lower. The average prices during the quarter, including the improvement in product mix, were 5.9% higher, covering the growth costs which rose 5.4%.

Perdigão continued to lead the specialty meat segment with a market share of 25.9% based on a Nielsen survey for the most recent bimonthly period. In the frozen pasta, the company’s market share rose by 500 basis points to 41.5%. Perdigão also gained a 120 basis points increase in market share for pizzas, reaching 33.6%.

CONSISTENT FIRST HALF RESULTS

In the first half, Perdigão also recorded sales growth both in terms of volume as well as revenue in both the domestic and export markets, reaching net revenue of R$ 2.5 billion, 9% higher than for the same period in the preceding year. Exports accounted for 56% of net sales, equivalent to R$ 1.41 billion, or a growth of 8% in relation to the first half of 2004. Sales volume was up by 18%.

Domestic market sales reached R$ 1.4 billion, an increase of 10.6% against the same period in 2004. In the first six months of 2005, the company invested R$ 114.4 million, corresponding to 39.4% of planned annual investments.

HIGHLIGHTS OF THE HALF YEAR

R$ million

	1st half 2005	1st half 2004	% Change
Gross Sales	2,854.8	2,611.8	9.3
Domestic Market	1,444.9	1,306.9	10.6
Exports	1,409.9	1,304.9	8.0
Net Sales	2,515.1	2,305.1	9.1
Gross Profit	697.7	660.8	5.6
EBIT	263.2	274.9	(4.2)
Net Income	155.3	171.1	(9.2)
EBITDA	314.2	325.0	(3.3)
Investments	114.4	33.2	245.0

STOCK MARKET

The company’s shares appreciated 6.8% in the quarter against a decline in the Bovespa index of 5.9%. Perdigão’s ADRs rallied 23% in the period compared with a loss of 2.2% in the Dow Jones Index.

As a result of the excellent return and the creation of value for investors in 2004, the company received various awards for its achievements in the first half. Among these, the company was the winner in the Estado News Agency/Economática ranking in the food sector and in the Entrepreneurial Excellence prize presented by the Getúlio Vargas Foundation’s Brazilian Institute of Economics.

For further information please access www.perdigao.com.br/ri/eng or contact Edina Biava / Gabriela Las Casas, Investor Relations, f. 55 11 3718.5301 / 3718.5791

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.